 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Reports Second Quarter Results and Production Update

Laval, Québec, CANADA – October 15, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) announced today operational update, financial results for the first quarter ended August 31, 2009 and announces management change.

Production plant capacity increase, one-time event

During the six-month period ended August 31, 2009, Neptune increased its annual production capacity by 50% from 60,000 to 90,000 kilograms while continuing to fill orders and secure volume commitments. The shutdown of the plant, required by new equipment installation, and the scaling-up of the production finalized during the six-month period ended August 31, 2009 directly impacted on Neptune nutraceutical business financial results.

Neptune Nutraceutical Business Financial Results

Nutraceutical business revenue for the three and six-month periods ended August 31, 2009 amounted respectively to $ 1,352,000 and $ 4,211,000, compared to $ 2,325,000 and 5,460,000 for the three and six-month period ended August 31, 2008.

Research & development expenses related to Nutraceutical business for the three and six-month periods ended August 31, 2009 amounted respectively to $ 563,000 and $ 662,000, compared to $ 325,000 and $ 435,000 for the three and six-month periods ended August 31, 2008.

EBITDA of Neptune nutraceutical business for the three and six-month periods ended August 31, 2009 amounted respectively to a negative $ 997,000 and a negative $ 962,000 compared to a positive $ 379,000 and a positive $ 649,000 for the three and six-month periods ended August 31, 2008.

Net loss and net loss per share attributable to Neptune nutraceutical business for the three and six-month periods ended August 31, 2009, amounted respectively to $ 1,491,000, or $ 0.04 per share, and $ 2,554,000, or $ 0.07 per share, compared to $ 376,000, or $ 0.01 per share, and $ 1,658,000, or $ 0.04 per share, for the three and six-month periods ended August 31, 2008.

Neptune, Acasti and Neurobiopharm Consolidated Financial Results

Total revenue for the three and six-month periods ended August 31, 2009 amounted respectively to $ 1,370,000 and $ 4,248,000, compared to $ 2,365,000 and $ 5,500,000 for the three and six-month periods ended August 31, 2008.

Research & Development expenses for the three and six-month periods ended August 31, 2009 amounted respectively to $ 1,114,000 and $ 1,456,000, compared to $ 362,000 and $ 472,000 for the three and six-month periods ended August 31, 2008.

EBITDA for the three and six-month periods ended August 31, 2009 amounted respectively to a negative $ 1,634,000 and a negative 1,917,000, compared to a positive $ 157,000 and a positive $ 1,037,000 for the three and six-month periods ended August 31, 2008.

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Net loss and net loss per share for the three and six-month periods ended August 31, 2009, respectively amounted to $ 2,112,000, or $ 0.06 per share, and $ 3,519,000, or $ 0.09 per share, compared to $ 598,000, or $ 0.016 per share and $ 1,880,000, or $ 0.05 per share, for the three and six-month periods ended August 31, 2008.

Management Change

Neptune announces the departure of Mr. Thierry Houillon as Vice-President Nutraceuticals and Mrs. Toni Rinow, Investor Relations and Corporate Development. Neptune indicates that it does reflect Mr. Houillon's and Mrs. Rinow's desires to establish new priorities and pursue new challenges.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, C.A.
Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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